Wesleyan Assurance Society Expands its
Sapiens L&P Platform

A multi-million USD contract encompasses the administration of Wesleyan Closed Books

Holon, Israel – April 08, 2014 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that Wesleyan Assurance Society (Wesleyan), a Birmingham-based mutual offering specialist financial advice and solutions to niche professional customer groups, has selected the Sapiens Closed Books platform to administer its Closed Books portfolios. This contract follows Wesleyan’s decision to administer a range of new financial products with the Sapiens ALIS platform.

“We are proud to have extended our strategic partnership with Wesleyan and their recognition of our Life and Pensions solutions and value of our dedicated teams,” said Roni Al-Dor, President and CEO of Sapiens International. “This implementation further expands our growth across Europe, and demonstrates the continued demand for our L&P solutions and professional services.”

Raj Ghuman, Vice President of Sales and Operations, Sapiens Europe, added, “The commitment Wesleyan has shown to the Sapiens solution is a strong vote of confidence in both our product and professional services teams. We look forward to seeing all Wesleyan’s in-force policy base, running across several legacy platforms, being migrated on to the Sapiens Closed Books platform – thus enabling the decommissioning of those legacy systems.”

Expected benefits will be a smoother end to end customer service experience, simpler internal processes and improved costs through using and maintaining one IT platform.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2012 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Contact: Yaffa Cohen-Ifrah VP Corporate Marketing & Communications Sapiens International Office: +972-3-790 2026 e-Mail: yaffa.cohen-ifrah@sapiens.com